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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                           (Amendment No. *)


                    Ascent Entertainment Group, Inc.
                            (Name of Issuer)

                              Common Stock
                    (Title of Class of Securities)
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                                043628106
                              (CUSIP Number)

                         Carolyn S. Reiser, Esq.
                      Shartsis, Friese & Ginsburg LLP
                    One Maritime Plaza, 18th Floor
                         San Francisco, CA 94111
                              (415) 421-6500
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(Name, Address and Telephone Number of Person Authorized to Receive
                     Notices and Communications)

                              December 17, 1997
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box / /.

Check the following box if a fee is being paid with the statement
/ /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                  SEC 1746 (12-91)

SCHEDULE 13D

CUSIP No. 043628106                          Page 2 of 7 Pages

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1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     West Highland Capital, Inc.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / X /
                                                       (b) /  /
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3    SEC USE ONLY
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4    SOURCE OF FUNDS*              AF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                         / /
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
------------------------------------------------------------------
     NUMBER OF           7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         -----------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  1,530,000
     REPORTING      -----------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         -----------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              1,530,000
------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,530,000
------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                           / /
------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.1
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14   TYPE OF REPORTING PERSON*
     CO and IA
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*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 043628106                     Page 3 of 7 Pages

------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     West Highland International
------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / X /
                                                       (b) /  /
------------------------------------------------------------------
3    SEC USE ONLY
------------------------------------------------------------------
4    SOURCE OF FUNDS*              WC
------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                         / /
------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         -----------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  1,530,000
      REPORTING          -----------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         -----------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              1,530,000
------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,530,000
------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                / /
------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.1
------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO
------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 043628106                     Page 4 of 7 Pages

ITEM 1.   SECURITY AND ISSUER.

This amended statement relates to shares of Common Stock (the "Stock") of Ascent Entertainment Group, Inc. ("Ascent"). The principal executive office of Ascent is located at One Tabor Center, 1200 Seventeenth Street, Suite 2800, Denver, CO 80202.

ITEM 2.   IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, is as follows:

(a)  Lang H. Gerhard ("Gerhard"); West Highland Capital, Inc., a
     California corporation ("WHC"); and West Highland
     International, a company with limited liability under the laws of the Cayman Islands ("WHI").

(b) The business address of Gerhard and WHC is 300 Drakes Landing Road, Suite 290, Greenbrae, California 94904. The business address of WHI is Zephyr House, Mary Street, Grand Cayman,
     Cayman Islands, B.W.I.

(c) Gerhard is the sole director and occupies all the executive offices of WHC, which is the investment adviser to WHI.

(d) During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic viola-tions or similar misdemeanors).

(e) During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Gerhard is a citizen of the United States of America.

SCHEDULE 13D

CUSIP No. 043628106                     Page 5 of 7 Pages

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser      Source of Funds               Amount

WHC            Funds Under Management(1)     $16,730,450.20
WHI            Working Capital               $16,730,450.20


(1)  Includes funds invested by WHI in Stock.

ITEM 4.   PURPOSE OF TRANSACTION.

The sole purpose of the acquisitions of the Stock reported herein was and is for investment.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Stock of the persons named in
Item 2 of this statement is as follows at the date hereof:

          Aggregate
          Beneficially
          Owned               Voting Power        Dispositive Power
Name      Number    Percent   Sole  Shared        Sole   Shared

WHC       1,530,000 5.1%      -0-  1,530,000      -0-  1,530,000
WHI       1,530,000 5.1%      -0-  1,530,000      -0-  1,530,000


The persons filing this statement effected the following transac-tions in the Stock on the dates indicated, and such transactions are the only transactions by the persons filing this statement in the Stock since October 18, 1997:

     Purchase                 Number         Price
Name  or Sale  Date           of Shares      Per Share

WHI       P    11/25/97     1,206,555        10.875
WHI       P    12/17/97        60,000         9.875


All purchases and sales were executed as open market transactions.

SCHEDULE 13D

CUSIP No. 043628106                     Page 6 of 7 Pages

ITEM. 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Pursuant to an investment management agreement (the "IMA"), WHC is authorized, among other things, to invest funds of WHI in the Stock, to vote and dispose of the Stock and to file this statement on behalf of WHI. The IMA may be terminated by either party on notice as provided in the IMA and provides for fees payable to WHC based on assets under management and realized and unrealized gains.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

A. Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G (including power of attorney).

SIGNATURES

     After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:    December 23, 1997.

WEST HIGHLAND CAPITAL, INC.



By:    /s/ Lang H. Gerhard
     Lang H. Gerhard, President

WEST HIGHLAND INTERNATIONAL

By: West Highland Capital, Inc., Investment Adviser

     By:    /s/ Lang H. Gerhard
          Lang H. Gerhard, President

SCHEDULE 13D

CUSIP No. 043628106                     Page 7 of 7 Pages

                                                  EXHIBIT A

               AGREEMENT REGARDING JOINT FILING
               OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of securities of Ascent Entertainment Group, Inc. For that purpose, the undersigned hereby constitute and appoint West Highland Capital, Inc., a California corporation, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:    December 23, 1997.

WEST HIGHLAND CAPITAL, INC.



By:    /s/ Lang H. Gerhard
     Lang H. Gerhard, President

WEST HIGHLAND INTERNATIONAL

By: West Highland Capital, Inc., Investment Adviser

     By:    /s/ Lang H. Gerhard
          Lang H. Gerhard, President